FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
As of 8/3/2011
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
29, Avenue de la Porte-Neuve
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing second quarter and first half 2011 results.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERNIUM S.A.

By:	/s/ Pablo Brizzio		By:	/s/ Daniel Novegil

	Name:	Pablo Brizzio		Name:	Daniel Novegil
	Title:	Chief Financial Officer		Title:	Chief Executive Officer
Dated: August 3, 2011

Sebastián Martí
Ternium — Investor Relations
+1 (866) 890 0443
+54 (11) 4018 2389
www.ternium.com
Ternium Announces Second Quarter and First Half 2011 Results
Luxembourg, August 3, 2011 — Ternium S.A. (NYSE: TX) today announced its results for the second quarter and six-month period ended June 30, 2011.
The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.
Summary of Second Quarter 2011 Results

	2Q 2011	1Q 2011		2Q 2010

Shipments (tons)	2,172,000	2,172,000	0%	2,031,000	7%
Net Sales (USD million)	2,345.6	2,146.9	9%	1,926.6	22%
Operating Income (USD million)	348.6	291.0	20%	359.2	-3%
EBITDA (USD million)	454.8	393.7	16%	453.2	0%
EBITDA Margin (% of net sales)	19.4%	18.3%		23.5%
EBITDA per Ton, Flat & Long Steel (USD)	206	172	20%	213	-3%
Net Foreign Exchange Result (USD million)	22.8	70.5		(32.8)
Net Income (USD million)	246.9	243.2	2%	230.7	7%
Equity Holders’ Net Income (USD million)	197.7	204.7	-3%	187.6	5%
Earnings per ADS (USD)	1.01	1.03	-2%	0.94	8%
•
EBITDA[1] of USD454.8 million in the second quarter 2011, up 16% compared to the first quarter 2011 mainly as a result of a higher operating margin. EBITDA in the second quarter 2011 included a non-recurring charge of USD21.3 million related to the settlement of the previously disclosed arbitration proceedings with Tata Steel in connection with a slab off-take framework agreement and its related agreements.

•	Earnings per American Depositary Share (ADS)[2] of USD1.01[3] in the second quarter 2011.
•
Net cash position of USD0.3 billion as of June 30, 2011, down from USD0.8 billion at the end of March 2011. Of note in the second quarter 2011 were an increase in working capital, income tax payments and a dividend payment.

[1]	EBITDA in the second quarter 2011 equals operating income of USD348.6 million plus depreciation and amortization of USD106.1 million.

[2]
Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776 in the second quarter 2011, 1,984,373,072 in the first quarter 2011 and 2,004,743,442 in the second quarter 2010.

[3]
Includes a USD0.07 per ADS after-tax non-cash foreign exchange gain on Ternium’s Mexican subsidiary’s US dollar denominated net debt in the second quarter 2011 compared to USD0.19 per ADS in the first quarter 2011.

Ternium’s operating income in the second quarter 2011 was USD348.6 million, USD57.6 million higher than in the first quarter 2011, mainly as a result of a USD93.3 million4 higher flat and long steel products operating income partially offset by a USD21.3 million non-recurring charge related to the settlement of the aforementioned arbitration proceedings with Tata Steel and a USD14.3 million lower other products operating income. Flat and long steel products operating margin was USD45 per ton higher in the second quarter 2011 compared to the first quarter 2011, as a USD98 increase in revenue per ton was partially offset by a USD53 increase in operating cost per ton5 due to higher raw material, labor and energy costs. Shipments remained stable, as a 79,000-ton increase in the South & Central America Region was offset mainly by a 74,000-ton decrease in the North America Region.
Operating income in the second quarter 2011 was USD10.5 million lower when compared to the second quarter 2010, as a USD27.7 million4 higher flat and long steel products operating income, which increased mainly due to a 141,000-ton increase in shipments, was offset by a USD16.9 million lower other products operating income and the aforementioned USD21.3 million non-recurring charge.
Ternium’s net income in the second quarter 2011 was USD246.9 million, relatively stable compared to the first quarter 2011, mainly as a result of the above mentioned USD57.6 million increase in operating income offset by a USD47.7 million decrease in non-cash foreign exchange gains mainly related to Ternium’s Mexican subsidiary’s US dollar denominated net debt (which was offset by changes in Ternium’s net equity position) and a USD4.8 million increase in income tax expense.
Summary of First Half 2011 Results

	1H 2011	1H 2010

Shipments (tons)	4,344,000	3,939,000	10%
Net Sales (USD million)	4,492.5	3,577.2	26%
Operating Income (USD million)	639.7	652.7	-2%
EBITDA (USD million)	848.5	838.0	1%
EBITDA Margin (% of net sales)	18.9%	23.4%
EBITDA per Ton, Flat & Long Steel (USD)	189	202	-6%
Net Foreign Exchange Result (USD million)	93.2	68.2
Net Income (USD million)	490.1	475.8	3%
Equity Holders’ Net Income (USD million)	402.4	392.9	2%
Earnings per ADS (USD)	2.04	1.96	4%
•	EBITDA[6] of USD848.5 million in the first half 2011, relatively stable compared to the first half 2010, mainly as a result of higher shipments offset by a lower operating margin.
•	Earnings per ADS[7] of USD2.04 in the first half 2011, up 4% year-over-year.

[4]	Excludes non-recurring charge related to the settlement of the arbitration proceedings with Tata Steel.

[5]	Flat and long steel products operating cost per ton is equal to flat and long steel products cost of sales plus flat and long steel products SG&A, divided by shipments.

[6]	EBITDA in the first half 2011 equals operating income of USD639.7 million plus depreciation and amortization of USD208.8 million.

[7]	Results are based on a weighted average number of shares of common stock outstanding of 1,973,666,094 in the first half 2011 and 2,004,743,442 in the first half 2010.

Ternium’s operating and net income in the first half 2011 were relatively stable compared to the first half 2010. Shipments increased 405,000 tons year-over-year, and operating margin was lower as a result of a USD145 increase in operating cost per ton partially offset by a USD134 increase in revenue per ton.
Outlook
Ternium expects its level of shipments in the second half of 2011 to remain in line with that achieved in the first half of the year due to stable demand in all its markets and no indications of overstocking. However, the company anticipates lower quarterly operating income through year-end compared to its operating income in the second quarter 2011 as a result of price weakness in steel finished products in the North America Region and an increase in the cost of sales line derived from higher costs of purchased slabs and raw materials acquired during the first half of the year.
Analysis of Second Quarter 2011 Results
Net income attributable to Ternium’s equity holders in the second quarter 2011 was USD197.7 million, compared to USD187.6 million in the second quarter 2010. Including minority interest, net income for the second quarter 2011 was USD246.9 million, compared to USD230.7 million in the second quarter 2010. Earnings per ADS in the second quarter 2011 were USD1.01, compared to USD0.94 in the second quarter 2010.
Net sales in the second quarter 2011 were USD2.3 billion, 22% higher than net sales in the second quarter 2010. Shipments of flat and long products were 2.2 million tons during the second quarter 2011, an increase of 7% compared to shipments in the second quarter 2010, mainly due to an increase in demand in Ternium’s main steel markets in South & Central America and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped was USD1,065 in the second quarter 2011, an increase of 15% compared to the same quarter 2010, mainly as a result of higher prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2Q	2Q		2Q	2Q		2Q	2Q
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.

North America	1,057.9	929.4	14%	942.6	972.6	-3%	1,122	956	17%
South & Central America	925.4	726.7	27%	818.6	726.6	13%	1,130	1,000	13%
Europe & other	5.2	5.7		7.0	9.0		735	628

Total flat products	1,988.4	1,661.7	20%	1,768.3	1,708.2	4%	1,125	973	16%
North America	216.9	172.3	26%	274.0	255.4	7%	792	675	17%
South & Central America	108.7	41.1	164%	129.6	64.5	101%	838	638	32%
Europe & other	—	1.4		—	2.6		—	551

Total long products	325.6	214.9	52%	403.6	322.5	25%	807	666	21%
Total flat and long products	2,314.0	1,876.6	23%	2,171.9	2,030.7	7%	1,065	924	15%
Other products (1)	31.6	50.0	-37%

Total Net Sales	2,345.6	1,926.6	22%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.
Sales of flat products during the second quarter 2011 were USD2.0 billion, an increase of 20% compared with the same quarter in 2010. Sales of flat products increased as a result of higher shipments and revenue per ton. Shipments of flat products were 1.8 million tons in the second quarter 2011, an increase of 4% compared with the same period in 2010. Revenue per ton of flat products shipped increased 16% to USD1,125 in the second quarter 2011 compared with the same period in 2010, mainly due to higher prices.
Sales of long products were USD325.6 million in the second quarter 2011, an increase of 52% compared to the same period in 2010 mainly due to higher shipments and revenue per ton. Shipments of long products totaled 403,000 tons in the second quarter 2011, a 25% increase versus the same quarter in 2010 mainly due to Ternium’s increased participation in the Colombian steel market. Revenue per ton of long products shipped was USD807 in the second quarter 2011, an increase of 21% compared to the second quarter 2010, mainly due to higher prices and a higher value-added sales mix.
Sales of other products totaled USD31.6 million during the second quarter 2011, compared to USD50.0 million during the second quarter 2010, mainly due to lower sales of iron ore, partially offset by higher sales of pig iron.
Sales of flat and long products in the North America Region were USD1.3 billion in the second quarter 2011, an increase of 16% versus the same period in 2010 mainly due to higher revenue per ton. Shipments in the region totaled 1.2 million tons during the second quarter 2011, or 1% lower than in the same period in 2010. Revenue per ton shipped in the region increased 17% to USD1,048 in the second quarter 2011 over the same quarter in 2010, mainly due to higher prices.
Flat and long product sales in the South & Central America Region were USD1.0 billion during the second quarter 2011, an increase of 35% versus the same period in 2010 as a result of higher shipments and revenue per ton. Shipments in the region totaled 948,000 tons during the second quarter 2011, or 20% higher than in the second quarter 2010, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped in the region was USD1,091 in the second quarter 2011, an increase of 12% compared to the same quarter in 2010, mainly due to higher prices.

Cost of sales was USD1.8 billion in the second quarter 2011 compared to USD1.4 billion in the second quarter 2010. Cost of sales increased mainly due to higher shipments and higher cost per ton. Cost per ton increased mainly as a result of higher raw material, purchased slab and energy costs.
Selling, General & Administrative (SG&A) expenses in the second quarter 2011 were USD209.7 million, or 9% of net sales, compared with USD168.2 million, or 9% of net sales, in the second quarter 2010. The USD41.5 million year-over-year increase was mainly due to the impact of the consolidation of Ferrasa in the second quarter 2011 and higher freight expenses related to higher activity levels.
Other Operating Results in the second quarter 2011 were a loss of USD17.2 million, compared with a loss of USD0.3 million in the second quarter 2010. The second quarter 2011 net loss included a non-recurring charge of USD21.3 million related to the settlement of arbitration proceedings with Tata Steel.
Operating income in the second quarter 2011 was USD348.6 million, or 14.9% of net sales, compared with operating income of USD359.2 million, or 18.6% of net sales, in the second quarter 2010.
EBITDA in the second quarter 2011 was USD454.8 million, or 19.4% of net sales, compared with USD453.2 million, or 23.5% of net sales, in the second quarter 2010.
Net financial results were a USD15.6 million gain in the second quarter 2011, compared with a USD31.0 million loss in the second quarter 2010.
During the second quarter 2011, Ternium’s net interest expenses totaled USD11.8 million, USD2.8 million lower than in the second quarter 2010, mainly due to a higher yield on financial investments.
Net foreign exchange result was a gain of USD22.8 million in the second quarter 2011 compared to a loss of USD32.8 million in the same period in 2010. The second quarter 2011 gain was primarily due to the impact of the Mexican Peso’s 1.08% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements. In accordance with IFRS, Ternium México prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.
Interest income on the Sidor financial asset was USD3.1 million in the second quarter 2011 compared to USD17.8 million in the second quarter 2010. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009. The decrease reflects the reduction in the notional amount of the Sidor financial asset over time.
Income tax expense for the second quarter 2011 was USD117.6 million, or 32% of income before income tax and minority interest, compared with an income tax expense of USD96.9 million in the same period in 2010, or 30% of income before income tax and minority interest.
Income attributable to minority interest for the second quarter 2011 was USD49.2 million compared to USD43.0 million in the same period in 2010.

Analysis of First Half 2011 Results
Net income attributable to the Company’s equity holders in the first half 2011 was USD402.4 million, compared to USD392.9 million in the first half 2010. Including minority interest, net income in the first half 2011 was USD490.1 million, compared to USD475.8 million in the first half 2010. Earnings per ADS were USD2.04 in the first half 2011, compared to USD1.96 in the first half 2010.
Net sales in the first half 2011 were USD4.5 billion, 26% higher than net sales in the first half 2010. Shipments of flat and long products were 4.3 million tons during the first half 2011, up 10% compared to shipment in the first half 2010. Revenue per ton shipped was USD1,017 in the first half 2011, a 15% increase compared to the same period in 2010, mainly as a result of higher prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1H	1H		1H	1H		1H	1H
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
North America	2,073.1	1,764.1	18%	1,994.1	1,963.3	2%	1,040	899	16%
South & Central America	1,748.2	1,312.0	33%	1,600.9	1,355.2	18%	1,092	968	13%
Europe & other	15.5	12.7		20.0	21.6		777	588

Total flat products	3,836.8	3,088.8	24%	3,615.0	3,340.1	8%	1,061	925	15%
North America	401.8	316.4	27%	512.8	474.3	8%	783	667	17%
South & Central America	178.0	69.3	157%	216.5	121.2	79%	822	572	44%
Europe & other	0.0	1.8		0.0	3.3		1,507	549

Total long products	579.8	387.5	50%	729.3	598.7	22%	795	647	23%
Total flat and long products	4,416.5	3,476.3	27%	4,344.3	3,938.8	10%	1,017	883	15%
Other products (1)	76.0	100.9	-25%

Total Net Sales	4,492.5	3,577.2	26%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.
Sales of flat products during the first half 2011 totaled USD3.8 billion, a 24% increase compared to the first half 2010. Net sales increased as a result of higher shipments and revenue per ton. Shipments of flat products totaled 3.6 million tons in the first half 2011, an increase of 8% compared to the same period in 2010 mainly due to an increase in demand in the South & Central America Region. Revenue per ton shipped of flat products increased 15% to USD1,061 in the first half 2011 compared with the same period in 2010, mainly due to higher steel prices.
Sales of long products were USD579.8 million in the first half 2011, an increase of 50% compared to the same period in 2010, mainly due to higher volumes and revenue per ton. Shipments of long products totaled 729,000 tons in the first half 2011, a 22% increase versus the first half 2010, due mainly to Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped of long products was USD795 in the first half 2011, a 23%increase compared to the first half 2010, mainly due to higher steel prices and a higher value-added sales mix.
Sales of other products totaled USD76.0 million during the first half 2011, compared to USD100.9 million during the first half 2010. The decrease was mainly driven by lower iron ore shipments.

Sales of flat and long products in the North America Region were USD2.5 billion in the first half 2011, an increase of 19% versus the same period in 2010 due to higher shipments and revenue per ton. Shipments in the region totaled 2.5 million tons during the first half 2011, a 3% increase compared to the first half of 2010. Revenue per ton shipped in the region increased 16% to USD987 in the first half 2011 over the same period in 2010, mainly due to higher prices.
Flat and long product sales in the South & Central America Region were USD1.9 billion during the first half 2011, an increase of 39% versus the same period in 2010, due to higher shipments and revenue per ton. Shipments in the region totaled 1.8 million tons during the first half 2011, or 23% higher than in the first half 2010, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped was USD1,060 in the first half 2011, an increase of 13% compared to the same period in 2010, mainly due to higher prices.
Cost of sales was USD3.4 billion in the first half 2011 compared to USD2.6 billion in the first half 2010. Cost of sales increased mainly as a result of higher shipments and higher cost per ton. Cost per ton increased mainly as a result of higher raw material and purchased slab costs.
SG&A expenses in the first half 2011 were USD398.8 million, or 9% of net sales, compared with USD312.5 million, or 9% of net sales, in the first half 2010. The USD86.2 million year-over-year increase was mainly due to the impact of the consolidation of Ferrasa in the first half 2011, higher freight expenses and taxes related to higher activity levels and higher services and labor costs.
Operating income in the first half 2011 was USD639.7 million, or 14.2% of net sales, compared to operating income of USD652.7 million in the first half 2010, or 18.2% of net sales.
EBITDA in the first half 2011 was USD848.5 million, or 18.9% of net sales, compared to USD838.0 million, or 23.4% of net sales, in the first half 2010.
Net financial results were a gain of USD80.3 million in the first half 2011, compared with a gain of USD77.7 million in the first half 2010.
During the first half 2011, Ternium’s net interest expenses totaled USD20.5 million, lower than the USD29.4 million expenses in the first half 2010 mainly as a result of a higher yield on financial investments.
Net foreign exchange result was a gain of USD93.2 million in the first half 2011 compared to a gain of USD68.2 million in the same period in 2010. The first half 2011 gain was primarily due to the impact of the Mexican Peso’s 4.19% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates relative to other currencies.
Interest income on the Sidor financial asset was USD6.9 million in the first half 2011, compared to USD45.1 million in the first half 2010. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009. The decrease reflects the reduction in the notional amount of the Sidor financial asset over time.
Income tax expense for the first half 2011 was USD230.4 million, or 32% of income before income tax and minority interest, compared with an income tax expense of USD253.7 million in the first half 2010, or 35% of income before income tax and minority interest.
Income attributable to minority interest in the first half 2011 was USD87.6 million, compared to income attributable to minority interest of USD82.9 million in the first half 2010.

Cash Flow and Liquidity
Net cash provided by operating activities in the first half 2011 was USD69.3 million. Working capital increased USD404.8 million in the first half 2011 as a result of a USD488.8 million increase in inventory and an aggregate USD195.4 million increase in trade and other receivables, partially offset by an aggregate USD251.9 million increase in accounts payable and other liabilities and a USD27.6 million increase in tax liabilities. Inventories increased in the first half 2011 reflecting higher inventory volume and costs of finished goods, goods in process and raw materials. In addition, there was a USD373.5 million tax payment in the first half 2011, mainly related to income tax in Mexico and Argentina.
Capital expenditures in the first half 2011 were USD277.2 million. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products, the expansion and enhancement of the service and distribution center network, the enhancement of defuse emission control equipment at a steel shop and the development of mining activities, and, in Argentina, repairs and enhancements in the coking facilities, the expansion of the hot strip mill, the expansion of galvanizing and service center capacity and the enclosure of a basic oxygen furnace.
In the first half 2011, Ternium generated negative free cash flow of USD207.9 million8. Ternium’s net proceeds from borrowings in the first half 2011 were USD42.5 million, related to net proceeds from short-term debt partially offset by the scheduled repayments of Ternium México’s outstanding debt. Repurchases of Ternium’s own shares totaled USD150.0 million, related to the repurchase from Usiminas of 41,666,666 shares at a price per share of USD3.60 (equivalent to USD36 per ADS). Additionally, net dividends paid were USD147.2 million. As of June 30, 2011, Ternium’s net cash position was USD0.39 billion.
Net cash used in operating activities in the second quarter 2011 was USD179.3 million. Working capital increased USD348.4 million in the second quarter 2011 as a result of a USD414.6 million increase in inventory, an aggregate USD36.5 million increase in trade and other receivables and a USD15.0 million decrease in other liabilities, partially offset by a USD93.7 million increase in accounts payable and a USD24.0 million increase in tax liabilities. Inventories increased in the second quarter 2011 reflecting higher inventory volume and costs. In addition, there was a USD316.3 million tax payment in the second quarter 2011, mainly related to income tax in Mexico and Argentina. Capital expenditures in the second quarter 2011 were USD167.6 million. Ternium generated negative free cash flow of USD346.9 million10 in the period.

[8]	Negative free cash flow in the first half 2011 equals net cash provided by operating activities of USD69.3 million less capital expenditures of USD277.2 million.

[9]	Net cash position at June 30, 2011 equals cash and equivalents plus other investments of USD2.3 billion less borrowings of USD2.0 billion.

[10]	Negative free cash flow in the second quarter 2011 equals net cash used in operating activities of USD179.3 million plus capital expenditures of USD167.6 million.

Forward Looking Statements
Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.
About Ternium
Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries. With its principal operations in México and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately ten million tons of finished steel products. More information about Ternium is available at www.ternium.com.

Consolidated income statement

USD million	2Q 2011	2Q 2010	Dif.
Net sales	2,345.6	1,926.6	419.0
Cost of sales	(1,770.1)	(1,399.0)	(371.1)

Gross profit	575.5	527.7	47.9
Selling, general and administrative expenses	(209.7)	(168.2)	(41.5)
Other operating expenses, net	(17.2)	(0.3)	(17.0)

Operating income	348.6	359.2	(10.5)

Interest expense	(25.1)	(18.5)	(6.6)
Interest income	13.2	3.8	9.4
Interest income — Sidor financial asset	3.1	17.8	(14.8)
Other financial income (expenses), net	24.3	(34.2)	58.5
Equity in earnings (losses) of associated companies	0.3	(0.7)	1.0

Income before income tax expense	364.5	327.6	37.0
Income tax expense	(117.6)	(96.9)	(20.7)
Profit for the period	246.9	230.7	16.2
Attributable to:
Equity holders of the Company	197.7	187.6	10.1
Non-controlling interests	49.2	43.0	6.2

	246.9	230.7	16.2

USD million	1H 2011	1H 2010	Dif.
Net sales	4,492.5	3,577.2	915.3
Cost of sales	(3,445.2)	(2,612.6)	(832.5)

Gross profit	1,047.3	964.6	82.7
Selling, general and administrative expenses	(398.8)	(312.5)	(86.2)
Other operating (expenses) income, net	(8.9)	0.6	(9.5)

Operating income	639.7	652.7	(13.0)

Interest expense	(40.4)	(37.4)	(3.1)
Interest income	19.9	7.9	11.9
Interest income — Sidor financial asset	6.9	45.1	(38.2)
Other financial income, net	94.1	62.1	32.0
Equity in earnings (losses) of associated companies	0.5	(0.9)	1.3

Income before income tax expense	720.5	729.5	(9.0)
Income tax expense	(230.4)	(253.7)	23.3
Profit for the period	490.1	475.8	14.3
Attributable to:
Equity holders of the Company	402.4	392.9	9.5
Non-controlling interests	87.6	82.9	4.7

	490.1	475.8	14.3

Consolidated balance sheet

	June 30,	December 31,
USD million	2011	2010
Property, plant and equipment, net	4,429.1	4,262.9
Intangible assets, net	1,166.9	1,129.3
Investments in associated companies	8.6	8.2
Sidor financial asset	—	74.5
Other investments	31.9	35.6
Deferred tax assets	9.8	12.4
Receivables, net	94.0	56.5

Total non-current assets	5,740.4	5,579.4

Receivables	92.9	94.6
Derivative financial instruments	3.8	0.2
Inventories, net	2,472.7	1,953.4
Trade receivables, net	872.5	663.5
Sidor financial asset	195.4	183.4
Other investments	824.4	848.4
Cash and cash equivalents	1,444.7	1,779.4

Total current assets	5,906.3	5,522.9

Non-current assets classified as held for sale	12.2	10.0

Total assets	11,658.9	11,112.3

Capital and reserves attributable to the company’s equity holders	6,054.2	5,880.7
Non-controlling interests	1,247.7	1,135.4

Total Equity	7,302.0	7,016.1

Provisions	18.2	16.1
Deferred income tax	871.6	877.7
Other liabilities	229.3	201.3
Trade payables	22.0	—
Derivative financial instruments	9.3	18.8
Borrowings	1,192.2	1,426.6

Total non-current liabilities	2,342.5	2,540.6

Current tax liabilities	198.2	294.9
Other liabilities	134.3	123.6
Trade payables	843.6	588.1
Derivative financial instruments	28.8	36.0
Borrowings	809.4	513.1

Total current liabilities	2,014.4	1,555.6

Total liabilities	4,356.9	4,096.2

Total equity and liabilities	11,658.9	11,112.3

Consolidated cash flow statement

USD million	2Q 2011	2Q 2010	Dif.
Profit for the period	246.9	230.7	16.2
Adjustments for:
Depreciation and amortization	106.1	94.0	12.1
Equity in (earnings) losses of associated companies	(0.3)	0.7	(1.0)
Changes in provisions	22.8	2.1	20.7
Net foreign exchange results and others	(22.2)	50.8	(73.0)
Interest accruals less payments	17.6	10.0	7.6
Interest income — Sidor financial asset	(3.1)	(17.8)	14.8
Income tax accruals less payments	(198.7)	52.6	(251.3)
Changes in working capital	(348.4)	(203.9)	(144.5)

Net cash (used in) provided by operating activities	(179.3)	219.1	(398.5)
Capital expenditures	(167.6)	(95.5)	(72.0)
Proceeds from the sale of property, plant & equipment	0.7	0.2	0.5
Increase in Other Investments	(28.2)	—	(28.2)
Proceeds from Sidor financial asset	31.2	263.2	(232.0)

Net cash (used in) provided by investing activities	(163.8)	167.8	(331.7)
Dividends paid in cash to company’s shareholders	(147.2)	(100.2)	(47.0)
Dividends paid in cash by subsidiary companies	—	(38.3)	38.3
Contributions from non-controlling shareholders in consolidated subsidiaries	9.8	—	9.8
Proceeds from borrowings	253.4	10.0	243.4
Repayment of borrowings	(41.5)	(6.8)	(34.7)

Net cash provided by (used in) financing activities	74.4	(135.4)	209.8

(Decrease) Increase in cash and cash equivalents	(268.8)	251.6	(520.3)

USD million	1H 2011	1H 2010	Dif.
Profit for the period	490.1	475.8	14.3
Adjustments for:
Depreciation and amortization	208.8	185.3	23.5
Equity in (earnings) losses of associated companies	(0.5)	0.9	(1.3)
Changes in provisions	27.7	4.1	23.6
Net foreign exchange results and others	(113.2)	(31.6)	(81.7)
Interest accruals less payments	11.1	0.4	10.7
Interest income — Sidor financial asset	(6.9)	(45.1)	38.2
Income tax accruals less payments	(143.0)	169.4	(312.5)
Changes in working capital	(404.8)	(226.9)	(177.9)

Net cash provided by operating activities	69.3	532.3	(463.0)
Capital expenditures	(277.2)	(150.1)	(127.2)
Proceeds from the sale of property, plant & equipment	1.0	0.8	0.2
Decrease in Other Investments	27.6	19.6	8.0
Proceeds from Sidor financial asset	69.4	563.4	(494.0)

Net cash (used in) provided by investing activities	(179.2)	433.8	(613.0)
Dividends paid in cash to company’s shareholders	(147.2)	(100.2)	(47.0)
Dividends paid in cash by subsidiary companies	—	(38.3)	38.3
Contributions from non-controlling shareholders in consolidated subsidiaries	29.4	—	29.4
Repurchase of treasury shares	(150.0)	—	(150.0)
Proceeds from borrowings	340.5	11.4	329.1
Repayment of borrowings	(298.0)	(297.3)	(0.7)

Net cash used in financing activities	(225.4)	(424.4)	199.1

(Decrease) Increase in cash and cash equivalents	(335.3)	541.7	(876.9)

Shipments

Thousand tons	2Q 2011	2Q 2010	1Q 2011	1H 2011	1H 2010

North America	942.6	972.6	1,051.5	1,994.1	1,963.3
South & Central America	818.6	726.6	782.3	1,600.9	1,355.2
Europe & other	7.0	9.0	12.9	20.0	21.6

Total flat products	1,768.3	1,708.2	1,846.7	3,615.0	3,340.1

North America	274.0	255.4	238.9	512.8	474.3
South & Central America	129.6	64.5	86.8	216.5	121.2
Europe & other	—	2.6	0.0	0.0	3.3

Total long products	403.6	322.5	325.7	729.3	598.7

Total flat and long products	2,171.9	2,030.7	2,172.4	4,344.3	3,938.8
Revenue / ton

USD/ton	2Q 2011	2Q 2010	1Q 2011	1H 2011	1H 2010

North America	1,122	956	965	1,040	899
South & Central America	1,130	1,000	1,052	1,092	968
Europe & other	735	628	799	777	588

Total flat products	1,125	973	1,001	1,061	925

North America	792	675	774	783	667
South & Central America	838	638	798	822	572
Europe & other	—	551	1,507	1,507	549

Total long products	807	666	781	795	647

Total flat and long products	1,065	924	968	1,017	883
Net Sales

USD million	2Q 2011	2Q 2010	1Q 2011	1H 2011	1H 2010

North America	1,057.9	929.4	1,015.2	2,073.1	1,764.1
South & Central America	925.4	726.7	822.8	1,748.2	1,312.0
Europe & other	5.2	5.7	10.3	15.5	12.7

Total flat products	1,988.4	1,661.7	1,848.3	3,836.8	3,088.8

North America	216.9	172.3	184.9	401.8	316.4
South & Central America	108.7	41.1	69.3	178.0	69.3
Europe & other	—	1.4	0.0	0.0	1.8

Total long products	325.6	214.9	254.2	579.8	387.5

Total flat and long products	2,314.0	1,876.6	2,102.5	4,416.5	3,476.3

Other products (1)	31.6	50.0	44.3	76.0	100.9

Total net sales	2,345.6	1,926.6	2,146.9	4,492.5	3,577.2

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.